Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

November 9, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Critical Metals Corp. Amendment No. 4 to Registration Statement on Form F-4 Filed August 7, 2023 File No. 333-268970

Dear Mr. Levenberg:

Critical Metals Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 22, 2023, regarding our Amendment No. 4 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on August 7, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 4 to Registration Statement on Form F-4 Cover Page

Proposal No. 1 -- The NTA Proposal, page 0

1.	We note the disclosure you added regarding the new “NTA Proposal.” Where you discuss this proposal, including in the letter to Sizzle stockholders, please disclose that passage of this proposal poses risks to stockholders, and include a cross-reference to the related disclosure which begins at page 105 under “Risks Related to the NTA Proposal.”

Response to Comment No. 1: The Company respectfully acknowledges the Staff’s comment and has included a reference to risks to Sizzle stockholders and the cross-reference noted as per the Staff’s comment, in the Amended Registration Statement, on the cover page, the notice page and on pages 12, 15, 51 and 172.

Summary of the Proxy Statement/ Prospectus

Conditions to Consummation of the Business Combination, page 33

2.	Your disclosure on the prospectus cover page that each of the Business Combination Proposal, the NTA Proposal, the Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal is cross-conditioned on the approval of each other appears inconsistent with disclosure here that if the NTA Proposal is not approved at the special meeting of Sizzle stockholders, the Business Combination would otherwise occur if the $5,000,001 minimum net tangible asset test is satisfied by Sizzle or Pubco and after payment of SPAC’s underwriters’ fees and commissions. Please advise or revise.

Response to Comment No. 2: The Company respectfully acknowledges the Staff’s comment and has revised references to the NTA Proposal to indicate that the Business Combination can be consummated (assuming satisfaction of the referenced condition precedent proposals) if either the NTA Proposal is approved or if the referenced minimum net tangible asset test is satisfied. Accordingly, revised disclosure is provided in the Amended Registration Statement on the cover page, notice page and in other relevant disclosure.

Unaudited Pro Forma Condensed Combined Financial Information, page 58

3.	We note your response to comment 1. In your response, you state the value of the shares to be issued to European Lithium Ltd (EUR) is US$750,000,000 based on the fairness opinion which has been allocated against issued capital in the accounts of Pubco. However, you have not addressed the accounting for the difference between the value of the shares to be issued by the accounting acquirer (EUR) and the fair value of the accounting acquiree’s (Sizzle’s) identifiable net assets in the pro forma financial statements. Refer to paragraphs 8 and 13A of IFRS 2 and the March 2013 IFRS Interpretations Committee agenda decision on “IFRS 3 Business Combination and IFRS 2 Share-based Payment – Accounting for reverse acquisitions that do not constitute a business.” To the extent you do not believe a listing expense should be reflected in your pro forma financial statements, please explain your consideration of the guidance noted and why you do not believe it is applicable.

Response to Comment No. 3: The Company respectfully acknowledges the Staff’s comment and responds to this query in three parts.

Part 1 – Identifying the Acquirer

Under IFRS 3 Business Combinations, the accounting acquirer is the entity that obtains control of the other combining business. IFRS 3 initially directs an entity to IFRS 10 Consolidated Financial Statements to identify the acquirer, and to consider which entity controls the other (i.e., the acquiree).

Management initially considered the three elements of control outlined in IFRS 10. Based on the transaction structure and the voting and economic rights post-transaction, there is not a clear indicator as to which entity obtains control. Neither European Lithium Ltd (EUR) or Sizzle Acquisition Corp (Sizzle) shareholding groups acquire unilateral control of the Company. The Post-Closing Board of the Company, which is considered to be the governing body that will control the Company (including decisions on activities that impact the Company’s operating performance given, its ability to approve operating budgets and key management etc.) will not be unilaterally controlled by EUR or Sizzle. Accordingly, management further analyzed the acquiring entity by applying paragraphs B14–B18 of IFRS 3.

Although there is a higher level of judgement when it comes to the analysis of the conditions set forth in IFRS 3, management believes that the indicators of relative voting rights, composition of governing body, composition of senior management, terms of exchange, relative size, and other factors favored EUR as the accounting acquirer. Therefore, based upon the above guidance, management has determined that EUR is the accounting acquirer under IFRS 3. Therefore, Sizzle is considered to the accounting acquiree.

Part 2 – Evaluate whether the Accounting Acquirer is a Business

IFRS 3 requires the entity to determine whether assets acquired, and any liability assumed constitute a business. If the assets and liabilities are not considered to be a business, then the transaction should be accounted for an asset acquisition.

Following a detailed review, management determined that the accounting acquiree (being Sizzle) does not meet the definition of a business under IFRS 3 because it lacks substantive processes as defined by IFRS 3. Thus, the transaction is to be accounted for as an asset acquisition within the scope of IFRS 3.

Part 3 - Accounting for an Asset Acquisition

As set out above, the Business Combination is to be accounted for as an asset acquisition in accordance with IFRS 3. For the purposes of the proforma, the total cost of the shares to be issued to EUR (67,989,216 shares at $11.03 per share) has been allocated against issued capital in the accounts of the Company. The number of shares to be issued has been calculated by taking into account the fair value of the shares ($11.03) with the total consideration of $750,000,000 based on the fairness opinion issued by Marshall & Stevens. The fair value of the shares ($11.03) has been calculated based on the cash balance of Sizzle as at October 19, 2023 ($34,042,748) divided by the current shares on issue by Sizzle (3,086,053).

Unaudited Pro Forma Combined Balance Sheet as of December 31, 2022, page 62

4.	We note your presentation of a pro forma negative cash balance of $(20,229,715) under the maximum redemption scenario. Please address the following points:

●	Tell us how you determined that the transaction remains viable under these circumstances and why you believe the current presentation reflects a scenario that is probable of occurring.

●	If true, disclose that you do not have the ability to fund the business combination transaction under the maximum redemption scenario and highlight the uncertainties surrounding the completion of the transaction assuming maximum redemptions.

●	Expand your pro forma disclosure to describe any other sources of funding available to meet the minimum cash conditions with details sufficient to understand how the company determined that this funding is probable of occurring.

●	Tell us why you believe, with reference to authoritative literature, it is appropriate to present a pro forma negative cash balance, as opposed to a liability or other presentation.

Response to Comment No. 4: The Company respectfully acknowledges the Staff’s comment and has revised unaudited pro forma combined financial statements in the Amended Registration Statement to reflect, among other things, the entrance into a binding agreement with Vellar Opportunities Fund Master, LTD., which will provide the combined company with up to $10 million of cash at the closing of the business combination transaction. For further information regarding the agreement, please see pages 138-139 in the Amended Registration Statement. As a result of this financing arrangement and other changes reflected in the pro forma financial statements, the combined company now will have a positive cash balance under all of the redemption scenarios presented in the Registration Statement, including in the maximum redemption scenario.

We have also provided a summary of all the financing arrangements affecting the combined company on pages 137-140 of the Amended Registration Statement and we have updated references to these financing arrangements on several pages of the Registration Statement, including on the cover page, the notice of special meeting and pages 15, 18, 29-30, 39, 42, 64, 72-73, 97 and 137-140. As a result of these currently effective and/or future financing arrangements, together with other changes as reflected throughout the Amended Registration Statement, we believe that the transaction remains viable under all redemption scenarios.

5.	We note you included $1.875 million related to GEM Agreement commitment in your pro forma combined balance sheet as Other current assets, which is described in footnote 2(j). Please explain why you believe the payment of the commitment fee represents an asset for purposes of your pro forma financial statement presentation.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and confirms that the Company is entitled to draw down up to US$125 million of gross proceeds (the “Aggregate Limit”) under the GEM Agreement in exchange for ordinary shares of the Company following closing of the Business Combination, subject to an effective registration statement of the Company registering for resale the ordinary shares issuable to GEM upon any such draw down. The Company is obligated to pay a commitment fee to GEM at the closing of the Business Combination in an amount equal to 1.5% of the Aggregate Limit which equates to the $1,875,000 disclosed in the proforma (1.5% of $125,000,000). The Aggregate Limit funds will not be available until after of the closing of the Business Combination and an effective registration statement of the Company registering for resale the ordinary shares issuable to GEM upon any such draw down, causing the commitment fee to be considered a prepayment, and as such has been coded as a current asset with the other side being recognised as a payable.

Unaudited Pro Forma Combined Statement of Operations for the Six Months Ended December 31, 2022, page 64

6.	We note your response to comment 3. Please address the following:

●	It appears you have included the provision for income tax as a finance cost in the historical column. Explain why you believe this classification is appropriate or revise.

●	We are not able to recalculate the amount included as formation and operating costs. Please provide your calculation or revise this amount.

●	Based on a net loss of $253,893 for the year ended December 31, 2022, less net loss of $327,734 for the six months ended June 30, 2022, it appears the amount included as net income for the six-month period ended December 31, 2022 should be $73,841 rather than $411,808. Please explain or revise your disclosure.

Response to Comment 6: The Company respectfully acknowledges the Staff’s comment and has revised the unaudited proforma combined statement of operations to reflect the provision for income tax as a separate line item titled “income tax expense”.

The Company confirms that the amount included under formation and operating cost expense including franchise tax expenses (which is considered an operating cost expense) for Sizzle Acquisition Corp. of $2,777,863 has been calculated based on the formation and operating costs for the six month period ended June 30, 2023 ($1,184,700) plus formation and operating costs for the twelve month period ended December 31, 2022 ($2,222,551) less formation and operating costs for the six month period ended June 30, 2022 ($629,388).

The Company confirms that the Loss after tax from continuing operations for Sizzle Acquisition Corp. of $29,161 for the twelve months ended June 30, 2023 has been calculated based on net loss for the six month period ended June 30, 2023 ($103,063) plus loss for the twelve month period ended December 31, 2022 ($253,833) less net loss for the six month period ended 30 June 30, 2022 ($327,734).

Risk Factors

Pubco’s issuance of additional capital stock in connection with financings, acquisitions, investments, share incentive plans or otherwise..., page 112

7.	Please revise to quantify the number of shares that may be issued under the GEM Agreement and any possible negative impact on future stock prices as a result.

Response to Comment 7: The Company respectfully acknowledges the Staff’s comment and has added disclosure to pages 116-117 of the Amended Registration Statement.

Exhibit 5.1 -- Legality Opinion, page 1

8.	Please obtain and file an opinion without the assumption that “The Company will have sufficient authorised and unissued Ordinary Shares under the Amended Memorandum and Articles at the time any Ordinary Shares are issued.” See Staff Legal Bulletin No. 19 at Section II.B.3.a (counsel may not “assume any of the material facts underlying the opinion”).

Response to Comment 8: The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 5.1 to the Amended Registration Statement in response to the Staff’s comment.

General

9.	We note that Cantor Fitzgerald & Co. was an underwriter for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Cantor Fitzgerald & Co. or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC’s initial public offering.

Response to Comment 9: The Company respectfully acknowledges the Staff’s comment and has included information about the Underwriting Agreement Amendment (as defined in the Amended Registration Statement), in disclosure throughout the Amended Registration Statement, as referenced in the Staff's comment.

10.	We note you disclose that Sizzle arranged and mailed a definitive proxy statement for a special meeting of stockholders to vote on a proposal to extend the date by which Sizzle is required to consummate an initial business combination to February 8, 2024. We further note that Sizzle filed a Form 8-K on August 7, 2023 disclosing that in connection with such meeting, stockholders holding 1,337,224 share of common stock exercise their right to redeem their shares. Please update your filing accordingly.

Response to Comment 10: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement to include information about the special meeting of stockholders of Sizzle which occurred on August 7, 2023.

11.	Where you present the maximum redemption scenario throughout your filing, please clarify that this reflects the approval of the NTA Proposal.

Response to Comment 11: The Company respectfully acknowledges the Staff’s comment and has revised the presentation of maximum redemption scenarios on pages 18, 42, 64, 71, 169, and 297 of the Amended Registration Statement to clarify that the maximum redemption scenario assumes approval of the NTA Proposal.

12.	We note your response to prior comment 5 to our letter issued January 19, 2023 and reissue the comment in part. We note your statement at page 93 that “Sizzle intends to seek to arrange for additional financing, the proceeds of which would be used to satisfy the Minimum Cash Condition required to consummate the Business Combination.” Please revise to provide additional details regarding the status of your plans to obtain the additional financing you reference here and elsewhere in order to satisfy this condition and the impact of the GEM Agreement on such condition.

Response to Comment 12: The Company respectfully acknowledges the Staff’s comment and, as noted in our response to Comment #4 above, we have revised the disclosure in the Amended Registration Statement to provide summaries of all the financing arrangements affecting the combined company. Please see pages 137-140 of the Amended Registration Statement. We have also disclosed on page 97 of the Amended Registration Statement that if the combination of cash in trust, cash proceeds from currently effective financing arrangement and cash proceeds from any additional financing arrangements are not sufficient to satisfy the Minimum Cash Condition, the parties will be required to waive the Minimum Cash Condition for the business combination to be consummated.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Nahal A. Nellis, Esq., at nnellis@egsllp.com, or Matthew Gray, at mgray@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Nahal A. Nellis, Esq. Matthew Gray, Esq.
Ellenoff Grossman & Schole LLP